T. ROWE PRICE SHORT-TERM U.S. GOVERNMENT FUND

ANNUAL MEETING
RESULTS

The T. Rowe Price Short-Term U.S. Government
Fund held an annual meeting on
October 25, 2000, to approve an agreement and plan of reorganization providing for the transfer of substantially all the assets of the fund to the T. Rowe Price Short-Term Bond
Fund in exchange for shares of the Short-Term
Bond Fund, and the distribution of the
Short-Term Bond Fund shares to the shareholders of the Short-Term U.S. Government
Fund upon liquidation of the fund.

The results of voting were as follows (by number of shares):

To approve the Agreement and Plan of
Reorganization:

Affirmative:
16,591,524.406
Against:
     754,048.604
Abstain:
     558,106.051
Total:
17,903,679.061